Exhibit 99.1

May 1, 2014

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re:	Announcement of Financial Results for Gazit-Globe Ltd.’s Subsidiary Equity One, Inc. for the First Quarter of 2014

Below please find an announcement from Equity One, Inc. (a subsidiary of Gazit-Globe Ltd. in which it holds approximately 45.2% ownership), whose shares are publicly-traded on the New York Stock Exchange, regarding its first quarter financial results for 2014, as published on April 30, 2014 in the United States.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

Equity One, Inc. 1600 NE Miami Gardens Drive North Miami Beach, FL 33179 305-947-1664	For additional information: Mark Langer, EVP and Chief Financial Officer

FOR IMMEDIATE RELEASE:

Equity One Reports First Quarter 2014 Operating Results

North Miami Beach, FL, April 30, 2014 – Equity One, Inc. (NYSE:EQY), an owner, developer, and operator of shopping centers, announced today its financial results for the three months ended March 31, 2014.

Highlights of the quarter and recent activity include:

•	Generated Recurring Funds From Operations of $0.35 per diluted share for the quarter, a 9% increase as compared to $0.32 per diluted share for the same period of 2013

•	Generated Funds From Operations (FFO) of $0.35 per diluted share for the quarter, a 13% increase as compared to $0.31 per diluted share for the same period of 2013

•	Increased same-property net operating income (NOI) by 2.4% for the quarter as compared to the same period of 2013

•	Consolidated shopping center occupancy increased to 93.9%, up 150 basis points compared to December 31, 2013, and up 210 basis points as compared to March 31, 2013

•	Same-property occupancy increased 80 basis points to 93.9% as compared to December 31, 2013, and increased 20 basis points to 93.8% as compared to March 31, 2013

•	Executed 127 new leases, renewals, and options during the quarter totaling 691,995 square feet at an average rent spread of 0.9% on a same space basis; excluding a new 58,030 square foot lease at Park Promenade the rent spread was 5.2%

•	Increased average base rents to $16.37 per square foot at March 31, 2014, up 1.3% as compared to December 31, 2013, and up 8.8% as compared to March 31, 2013

•	Year-to-date through this release, sold five non-core assets for $34.9 million, including four assets for $26.3 million during the first quarter, and have seven additional non-core assets under contract for $38.7 million

•	Sold a property held by a joint venture for $49.0 million, including the assumption of a $22.9 million mortgage by the buyer, and recognized a proportionate $7.4 million gain, including $1.6 million attributable to a noncontrolling interest

•	Acquired the two remaining Westwood Complex retail parcels in Bethesda, Maryland for an aggregate purchase price of $80.0 million, or $19.5 million net of the $60.5 million mortgage and mezzanine financing which was repaid at the closing

•	Acquired the remaining 52% interest in Talega Village Center, a 102,282 square foot grocery-anchored shopping center located in San Clemente, California, from its joint venture partners based on a $23.0 million purchase price (at 100%), resulting in an additional investment of $6.2 million

•	Prepaid two mortgage loans totaling $22.5 million

•	Reaffirmed 2014 Recurring FFO guidance of $1.23 to $1.28 per diluted share, excluding the one-time costs pertaining to the transition and hiring of its new CEO

“We are pleased with our results for the first quarter of 2014. Recurring FFO per share was higher than expected, occupancy increased by 150 basis points as compared to prior quarter and our development and redevelopment program is advancing nicely,” said Jeff Olson, CEO. “The first phase of Broadway Plaza, our $66 million development in the Bronx, is expected to open on time and on budget this fall and we are making good progress in expanding and redeveloping our centers in Daly City, California and Bethesda, Maryland, among many others.”

Financial Highlights

Recurring FFO was $45.4 million, or $0.35 per diluted share, in the first quarter of 2014, as compared to $41.0 million, or $0.32 per diluted share for the same period in 2013, representing a 9% increase on a per share basis. In the first quarter of 2014, the company generated FFO of $44.7 million, or $0.35 per diluted share, as compared to $40.0 million, or $0.31 per diluted share for the same period of 2013. Recurring FFO in the first quarter of 2014 includes $4.2 million of a net termination benefit related to the Loehmann’s lease at 101 7th Avenue and a $1.1 million reversal of bad debt expense associated with the settlement of historical real estate taxes with two tenants.

Net income attributable to Equity One was $26.3 million, or $0.22 per diluted share, for the quarter ended March 31, 2014, as compared to $24.6 million, or $0.21 per diluted share, for the first quarter of 2013. Net income attributable to Equity One for the three months ended March 31, 2014 includes $5.8 million related to the company’s pro rata share of the gain on the sale of a joint venture property and the recognition of a $2.2 million gain due to the remeasurement of its existing equity investment in Talega Village Center upon the purchase of its joint venture partners’ interests. Net income attributable to Equity One for the three months ended March 31, 2014 and 2013 includes gains on the sale of income producing non-core properties and land of $3.0 million and $11.2 million, respectively, net of tax. A reconciliation of net income attributable to Equity One to FFO and the reconciling components of FFO to Recurring FFO are provided in the tables accompanying this press release.

Operating Highlights

Same-property NOI increased 2.4% for the first quarter of 2014 as compared to the first quarter of 2013, which includes the effect of substantial snow removal costs in the Northeast portfolio. The company expects the recovery income related to these costs to be recognized ratably throughout the remainder of the year. If the expected recovery income of all such snow related costs were recognized in the first quarter, same-property NOI would have increased 2.7% as compared to the first quarter of 2013. A reconciliation of same-property NOI to income from continuing operations before tax and discontinued operations is provided in the tables accompanying this press release. As of March 31, 2014, occupancy for the company’s consolidated shopping center portfolio was 93.9%, up 150 basis points as compared to December 31, 2013, and up 210 basis points as compared to March 31, 2013. On a same-property basis, occupancy increased 80 basis points to 93.9% as compared to December 31, 2013, and increased 20 basis points to 93.8% as compared to March 31, 2013. The 80 basis points increase in same-property occupancy since year end was driven by a new anchor lease at Park Promenade, as well as by strong shop leasing activity, which resulted in a net increase in leased shop space of approximately 56,000 square feet.

During the first quarter of 2014, the company executed 127 new leases, renewals, and options totaling 691,995 square feet. On a same space cash basis, rents for these leases increased by 0.9%. Excluding the new anchor lease at Park Promenade, the overall cash rent spread on a same space basis was 5.2%. First quarter leasing activity included 53 new leases totaling 246,496 square feet. On a same space basis, 35 new leases were executed in the first quarter of 2014 comprising 147,403 square feet at an average rental rate of $15.11 per square foot, representing a 10.2% decrease from prior cash rents (the spread on new leases was up 8.2% on a same space basis excluding the new anchor lease at Park Promenade). Additionally, the company renewed 74 leases, all of which were same space, totaling 445,499 square feet at an average rental rate of $18.45 per square foot, representing a 4.4% increase from prior cash rents.

Development and Redevelopment Activities

As of March 31, 2014, the company had approximately $139.4 million of active development and redevelopment projects underway of which $82.8 million remained to be funded.

At Serramonte, construction of the 83,000 square foot Dick’s Sporting Goods anchor store has been completed, and a successful grand opening occurred in April 2014. During the first quarter of 2014, the company added to its redevelopment projects the new anchor re-tenanting at Alafaya Commons in Orlando, Florida, and the redevelopment of 101 7th Avenue in New York, New York. At Alafaya Commons, a lease has been executed with Academy Sports to become the new anchor tenant in a $7.5 million redevelopment project. At 101 7th Avenue, the company expects to spend $12.5 million to prepare the space for Barneys, who will become the sole tenant in the space previously occupied by Loehmann’s.

Construction activity at Broadway Plaza, a development site in the Bronx, New York, is progressing as planned. The initial phase of the project, consisting of 115,000 square feet, is expected to open during the fourth quarter of 2014, and the second phase of the project, consisting of an additional 33,000 square feet, is expected to open in the second quarter of 2015. The four anchors for the initial phase of the project have all signed leases, including The Sports Authority, TJ Maxx, Aldi’s, and Party City, representing 72% of the space in the initial phase, including the entire second level. The total budgeted cost of the entire project is approximately $66.5 million of which $31.1 million remained to be funded as of March 31, 2014.

The company has six additional properties under active redevelopment at an expected cost of $52.9 million, of which $32.3 million remained to be funded as of March 31, 2014. These projects include design improvements, expansions and new anchor re-tenanting with retailers such as L.A. Fitness, Walgreens, Ulta Beauty, UFC Gym, Publix, CVS Pharmacy, The Fresh Market, and Ross. The company is actively working on future redevelopment opportunities that include projects to consolidate shop space, to upgrade the tenant mix of certain centers by replacing underperforming anchor tenants and to expand certain centers by adding new outparcels.

Disposition Activity

During the first quarter of 2014, the company closed on the sale of four non-core assets totaling approximately 423,000 square feet of gross leasable area (GLA) for $26.3 million. Since March 31, 2014 and through the date of this release, the company has closed on the sale of one additional non-core property for $8.6 million, and has contracts to sell seven additional non-core assets for $38.7 million. The weighted average capitalization rate of the $68.1 million of properties sold in 2014 and under contract as of the date of this release (which excludes a property sold via short-sale for $5.4 million) is approximately 8%. The company continues to explore opportunities to dispose of additional non-core assets located in secondary markets as part of its capital recycling initiatives.

Investing and Financing Activities

In January 2014, the company acquired the remaining two parcels of the Westwood Complex located in Bethesda, Maryland, including the Westwood Shopping Center, for an aggregate purchase price of $80.0 million, or approximately $19.5 million net of the related loans receivable of $60.5 million, which were repaid in full concurrent with the closing. During 2013, the company acquired the Westwood Towers, Bowlmor Lanes, Manor Care and two CITGO gas station parcels for an aggregate purchase price of $60.0 million. The company now owns all seven Westwood parcels for which the total investment is $140.0 million. The Westwood Complex contains a number of below market leases with near term expirations as well as significant development and redevelopment opportunities.

In January 2014, the company acquired the remaining 52% interest in Talega Village Center, a 102,000 square foot grocery-anchored shopping center located in San Clemente, California, for an additional investment of $6.2 million, resulting in the recognition of a $2.8 million gain due to the remeasurement of the company’s existing equity investment to fair value, including $561,000 attributable to a noncontrolling interest. The property is located in one of San Clemente’s most affluent communities and is easily accessible to Interstate 5. Subsequent to closing on the property, occupancy has increased from 88% to 96%. Additional re-tenanting and rent growth is expected as communities around the property continue to be built and the trade area densifies.

In January 2014, a joint venture sold Vernola Marketplace located in Mira Loma, California, for $49.0 million, including the assumption of the existing mortgage of $22.9 million. The joint venture recognized a gain of $14.7 million on the sale, of which the company’s proportionate share was $7.4 million, including $1.6 million attributable to a noncontrolling interest.

Balance Sheet Highlights

At March 31, 2014, the company’s total market capitalization (including debt and equity) was $4.4 billion, comprising 129.5 million shares of common stock outstanding (on a fully diluted basis) valued at approximately $2.9 billion and approximately $1.5 billion of debt (excluding any debt premium/discount). The company’s ratio of net debt (net of cash) to total market capitalization was 33.6%. At March 31, 2014, the company had approximately $39.1 million of cash and cash equivalents on hand (including cash in escrow and restricted cash) and $125.0 million drawn on its revolving credit facilities.

FFO and Earnings Guidance

Excluding the one-time costs pertaining to the transition and hiring of its new CEO, the company is reaffirming its previous Recurring FFO guidance for 2014 of $1.23 to $1.28 per diluted share. Recurring FFO excludes debt extinguishment gains/losses, impairment charges, severance costs, transaction costs, gains/losses on disposal of assets, and certain other income or charges. The 2014 guidance is based on the following key assumptions:

•	Increase in same-property NOI of 2.5% to 3.5%

•	Increase in same-property occupancy of approximately 100 basis points

•	Core acquisitions of $100 million to $200 million

•	Joint venture acquisitions of $100 million to $200 million

•	Non-core dispositions of $125 million to $175 million, including the 2014 sales activity announced in this release

The following table provides a reconciliation of the range of estimated net income attributable to Equity One per diluted share to estimated FFO and Recurring FFO per diluted share for the full year 2014:

	For the year ended
	December 31, 2014 (1)
	Low	High
Estimated net income attributable to Equity One	$0.51	$0.54
Adjustments:
Net adjustment for rounding and shares issuable to LIH	(0.05)	(0.05)
Rental property depreciation and amortization including pro	0.76	0.77
rata share of joint ventures
Gains on disposal of depreciable assets including pro rata share of joint ventures	(0.09)	(0.09)
Earnings allocated to a noncontrolling interest (2)	0.08	0.08

Estimated FFO	1.21	1.25

Transaction costs, gain on debt extinguishment and other	0.02	0.03

Estimated Recurring FFO	$1.23	$1.28

(1)	Does not include possible future gains or losses or the impact on operating results from other unplanned future property acquisitions or unplanned dispositions, other possible capital markets activity or possible future impairment or severance charges.
(2)	Includes effect of distributions paid with respect to unissued shares held by a noncontrolling interest which are already included for purposes of calculating net income attributable to Equity One per diluted share.

ACCOUNTING AND OTHER DISCLOSURES

The company believes FFO (combined with the primary GAAP presentations) is a useful, supplemental measure of its operating performance that is a recognized metric used extensively by the real estate industry, particularly REITs. The National Association of

Real Estate Investment Trusts (“NAREIT”) stated in its April 2002 White Paper on Funds from Operations, “Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, many industry investors have considered presentations of operating results for real estate companies that use historical cost accounting to be insufficient by themselves.”

FFO, as defined by NAREIT, is “net income (computed in accordance with GAAP), excluding gains (or losses) from sales of, or impairment charges related to, depreciable operating properties, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures.” NAREIT states further that “adjustments for unconsolidated partnerships and joint ventures will be calculated to reflect funds from operations on the same basis.” The company makes certain adjustments to FFO, which it refers to as Recurring FFO, to account for items it does not believe are representative of ongoing operating results, including transaction costs associated with acquisition and disposition activity, severance costs and gains (or losses) on the extinguishment of debt. The company also believes that Recurring FFO is a useful, supplemental measure of its core operating performance that facilitates comparability of historical financial periods. The company believes that financial analysts, investors and stockholders are better served by the presentation of comparable period operating results generated from its FFO and Recurring FFO measures. The company’s method of calculating FFO and Recurring FFO may be different from methods used by other REITs and, accordingly, may not be comparable to such other REITs.

The company uses NOI, which is a non-GAAP financial measure, internally as a performance measure and believes NOI provides useful information to investors regarding the company’s financial condition and results of operations because it reflects only those income and expense items that are incurred at the property level and when compared across periods, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and acquisition and disposition activity on an unleveraged basis. In this release, the company has provided NOI information on a same-property basis. Information provided on a same-property basis includes the results of properties that the company consolidated, owned and operated for the entirety of both periods being compared except for properties for which significant development, redevelopment or expansion occurred during either of the periods being compared.

FFO, Recurring FFO and same-property NOI are presented to assist investors in analyzing the company’s operating performance. Neither FFO, Recurring FFO nor same-property NOI (i) represents cash flow from operations as defined by GAAP, (ii) is indicative of cash available to fund all cash flow needs, including the ability to make distributions, (iii) is an alternative to cash flow as a measure of liquidity, or (iv) should be considered as an alternative to net income (which is determined in accordance with GAAP) for purposes of evaluating the company’s operating performance. The company believes net income attributable to Equity One is the most directly comparable GAAP financial measure to FFO and Recurring FFO while income from continuing operations before tax and discontinued operations is the most directly comparable GAAP financial measure to NOI. Reconciliations of these measures to their respective comparable GAAP measures have been provided in the tables accompanying this press release.

On April 10, 2014, the Financial Accounting Standards Board (“FASB”) issued an update (ASU 2014-08) regarding the criteria for reporting discontinued operations which is effective prospectively beginning in the first quarter of 2015. As permitted, the company has elected to early adopt the updated standard. Therefore, beginning in the first quarter of 2014, prospective activity related to individual properties sold or held for sale will no longer be included as discontinued operations on the consolidated statements of income.

CONFERENCE CALL/WEB CAST INFORMATION

Equity One will host a conference call on Thursday, May 1, 2014 at 9:00 a.m. Eastern Time to review its 2014 first quarter earnings and operating results. Stockholders, analysts and other interested parties can access the earnings call by dialing (888) 317-6003 (U.S.), (866) 284-3684 (Canada) or (412) 317-6061 (international) using pass code 9062361. The call will also be web cast and can be accessed in a listen-only mode on Equity One’s web site at www.equityone.net.

A replay of the conference call will be available on Equity One’s web site for future review. Interested parties may also access the telephone replay by dialing (877) 344-7529 (U.S.), (855) 669-9658 (Canada) or (412) 317-0088 (international) using pass code 10042653 through May 22, 2014.

FOR ADDITIONAL INFORMATION

For a copy of the company’s first quarter supplemental information package, please access the “Investors” section of Equity One’s web site at www.equityone.net under “About Us”. To be included in the company’s e-mail distributions for press releases and other company notices, please send e-mail addresses to Investor Relations at investorrelations@equityone.net.

ABOUT EQUITY ONE, INC.

As of March 31, 2014, our consolidated shopping center portfolio comprised 138 properties, including 116 retail properties and six non-retail properties totaling approximately 14.9 million square feet of gross leasable area, or GLA, 11 development or redevelopment properties with approximately 1.8 million square feet of GLA upon completion, and five land parcels. As of March 31, 2014, our consolidated shopping center occupancy was 93.9% and included national, regional and local tenants. Additionally, we had joint venture interests in 18 retail properties and two office buildings totaling approximately 3.2 million square feet of GLA.

FORWARD LOOKING STATEMENTS

Certain matters discussed by Equity One in this press release constitute forward-looking statements within the meaning of the federal securities laws. Forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “might,” “would,” “expect,” “anticipate,” “estimate,” “could,” “should,” “believe,” “intend,” “project,” “forecast,” “target,” “plan,” or “continue” or the negative of these words or other variations or comparable terminology. Although Equity One believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that these expectations will be achieved. Factors that could cause actual results to differ materially from current expectations include volatility in the capital markets and changes in borrowing rates; changes in macro-economic conditions and the demand for retail space in the states in which Equity One owns properties; the continuing financial success of Equity One’s current and prospective tenants; the risks that Equity One may not be able to proceed with or obtain necessary approvals for development or redevelopment projects or that it may take more time to complete such projects or incur costs greater than anticipated; the availability of properties for acquisition; the timing, extent and ultimate proceeds realized from asset dispositions; the extent to which continuing supply constraints occur in geographic markets where Equity One owns properties; the success of its efforts to lease up vacant space; the effects of natural and other disasters; the ability of Equity One to successfully integrate the operations and systems of acquired companies and properties; changes in Equity One’s credit ratings; and other risks, which are described in Equity One’s filings with the Securities and Exchange Commission.

EQUITY ONE, INC. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

March 31, 2014 and December 31, 2013

(Unaudited)

(In thousands, except share par value amounts)

	March 31, 2014	December 31, 2013
ASSETS
Properties:
Income producing	$3,260,321	$3,153,131
Less: accumulated depreciation	(363,420)	(354,166)

Income producing properties, net	2,896,901	2,798,965
Construction in progress and land held for development	90,807	104,464
Properties held for sale	13,400	13,404

Properties, net	3,001,108	2,916,833
Cash and cash equivalents	29,265	25,583
Cash held in escrow and restricted cash	9,797	10,912
Accounts and other receivables, net	12,933	12,872
Investments in and advances to unconsolidated joint ventures	82,658	91,772
Loans receivable, net	—	60,711
Goodwill	6,377	6,377
Other assets	238,213	229,599

TOTAL ASSETS	$3,380,351	$3,354,659

LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY
Liabilities:
Notes payable:
Mortgage notes payable	$417,068	$430,155
Unsecured senior notes payable	731,136	731,136
Term loan	250,000	250,000
Unsecured revolving credit facilities	125,000	91,000

	1,523,204	1,502,291
Unamortized premium on notes payable, net	5,216	6,118

Total notes payable	1,528,420	1,508,409
Other liabilities:
Accounts payable and accrued expenses	45,277	44,227
Tenant security deposits	9,006	8,928
Deferred tax liability	12,278	11,764
Other liabilities	180,761	177,383
Liabilities associated with properties held for sale	—	33

Total liabilities	1,775,742	1,750,744

Redeemable noncontrolling interests	989	989
Commitments and contingencies
Stockholders’ equity:
Preferred stock, $0.01 par value – 10,000 shares authorized but unissued	—	—
Common stock, $0.01 par value – 150,000 shares authorized, 117,697 and 117,647 shares issued and outstanding at March 31, 2014 and December 31, 2013, respectively	1,177	1,176
Additional paid-in capital	1,695,698	1,693,873
Distributions in excess of earnings	(302,241)	(302,410)
Accumulated other comprehensive income	1,673	2,544

Total stockholders’ equity of Equity One, Inc.	1,396,307	1,395,183

Noncontrolling interests	207,313	207,743

Total equity	1,603,620	1,602,926

TOTAL LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY	$3,380,351	$3,354,659

EQUITY ONE, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Income

For the three months ended March 31, 2014 and 2013

(Unaudited)

(In thousands, except per share data)

	Three Months Ended
	March 31,
	2014	2013
REVENUE:
Minimum rent	$70,127	$60,387
Expense recoveries	19,760	18,591
Percentage rent	2,181	2,037
Management and leasing services	629	414

Total revenue	92,697	81,429

COSTS AND EXPENSES:
Property operating	21,662	21,656
Depreciation and amortization	26,267	21,733
General and administrative	10,914	8,894

Total costs and expenses	58,843	52,283

INCOME BEFORE OTHER INCOME AND EXPENSE, TAX AND DISCONTINUED OPERATIONS	33,854	29,146
OTHER INCOME AND EXPENSE:
Investment income	171	2,202
Equity in income of unconsolidated joint ventures	8,261	435
Other income	2,841	2
Interest expense	(16,900)	(17,236)
Amortization of deferred financing fees	(599)	(606)
Gain on extinguishment of debt	1,074	—

INCOME FROM CONTINUING OPERATIONS BEFORE TAX AND DISCONTINUED OPERATIONS	28,702	13,943
Income tax provision of taxable REIT subsidiaries	(533)	(14)

INCOME FROM CONTINUING OPERATIONS	28,169	13,929

DISCONTINUED OPERATIONS:
Operations of income producing properties	(232)	2,247
Gain on disposal of income producing properties	3,296	11,196
Income tax provision of taxable REIT subsidiaries	—	(81)

INCOME FROM DISCONTINUED OPERATIONS	3,064	13,362

Loss on sale of operating properties	(258)	—

NET INCOME	30,975	27,291

Net income attributable to noncontrolling interests – continuing operations	(4,701)	(2,693)
Net loss (income) attributable to noncontrolling interests – discontinued operations	2	(5)

NET INCOME ATTRIBUTABLE TO EQUITY ONE, INC.	$26,276	$24,593

EARNINGS PER COMMON SHARE – BASIC:
Continuing operations	$0.20	$0.09
Discontinued operations	0.03	0.11

	$0.22 *	$0.21 *

Number of Shares Used in Computing Basic Earnings per Share	117,675	117,032

EARNINGS PER COMMON SHARE – DILUTED:
Continuing operations	$0.20	$0.09
Discontinued operations	0.03	0.11

	$0.22 *	$0.21 *

Number of Shares Used in Computing Diluted Earnings per Share	117,936	117,398

CASH DIVIDENDS DECLARED PER COMMON SHARE	$0.22	$0.22

*	Note: EPS does not foot due to rounding of individual calculations.

EQUITY ONE, INC. AND SUBSIDIARIES

Reconciliation of Net Income Attributable to Equity One to FFO and to Recurring FFO

The following table reflects the reconciliation of FFO and Recurring FFO to net income attributable to Equity One, Inc. the most directly comparable GAAP measure, for the periods presented.

	Three months ended
	March 31,
	2014	2013
	(in thousands)
Net income attributable to Equity One, Inc.	$26,276	$24,593
Adjustments:
Rental property depreciation and amortization, net of noncontrolling interest (1)	25,935	22,988
Earnings allocated to noncontrolling interest (2)	2,499	2,499
Pro rata share of real estate depreciation from unconsolidated joint ventures	1,051	1,085
Pro rata share of gains on disposal of depreciable assets from unconsolidated joint ventures, net of noncontrolling interest (3)	(8,007)	—
Gain on disposal of depreciable assets, net of tax (1)	(3,008)	(11,196)

Funds From Operations	44,746	39,969

Transaction costs associated with acquisition and disposition activity, net of tax (1) (4)	1,440	304
(Gain) loss on debt extinguishment, net of tax	(742)	682
Gain on land and outparcel sales, net of noncontrolling interests (1)	(30)	—

Recurring Funds From Operations	$45,414	$40,955

(1)	Includes amounts classified as discontinued operations.
(2)	Represents earnings allocated to unissued shares held by LIH, which have been excluded for purposes of calculating earnings per diluted share for all periods presented. FFO and Recurring FFO calculations include earnings allocated to LIH and the respective weighted average share totals include the LIH shares outstanding as their inclusion is dilutive.
(3)	Includes the remeasurement of the fair value of the company’s equity interest in Talega Village Center JV, LLC, the owner of Talega Village Center, of $2.2 million, net of the related noncontrolling interest.
(4)	Includes $3,000 and $15,000 of severance costs for the three months ended March 31, 2014 and 2013. Also includes $68,000 and $7,000 of pre-acquisition costs that were expensed for the three months ended March 31, 2014 and 2013, respectively.

Funds from Operations and Recurring FFO are non-GAAP financial measures. The company believes that FFO, as defined by NAREIT, is a widely used and appropriate supplemental measure of operating performance for REITs, and that it provides a relevant basis for comparison among REITs. The company believes that Recurring FFO provides additional comparability between historical financial periods.

Reconciliation of Net Income Attributable to Equity One to FFO and Recurring FFO per Diluted Share

The following table reflects the reconciliation of FFO per diluted share and Recurring FFO per diluted share to earnings per diluted share attributable to Equity One, Inc. the most directly comparable GAAP measure, for the periods presented.

	Three months ended
	March 31,
	2014	2013
Earnings per diluted share attributable to Equity One, Inc.	$0.22	$0.21
Adjustments:
Rental property depreciation and amortization, net of noncontrolling interest	0.20	0.18
Earnings allocated to noncontrolling interest (1)	0.02	0.02
Net adjustment for rounding and earnings attributable to unvested shares (2)	(0.02)	(0.02)
Pro rata share of real estate depreciation from unconsolidated joint ventures	0.01	0.01
Pro rata share of gains on disposal of depreciable assets from unconsolidated joint ventures, net of noncontrolling interest	(0.06)	—
Gain on disposal of depreciable assets, net of tax	(0.02)	(0.09)

Funds From Operations per Diluted Share	$0.35	$0.31

Funds From Operations per Diluted Share	$0.35	$0.31
Transaction costs associated with acquisition and disposition activity, net of tax	0.01	—
(Gain) loss on debt extinguishment, net of tax	(0.01)	0.01

Recurring Funds From Operations per Diluted Share	$0.35	$0.32

Weighted average diluted shares (in thousands) (3)	129,294	128,755

(1)	Represents earnings allocated to unissued shares held by LIH, which have been excluded for purposes of calculating earnings per diluted share for all periods presented. FFO and Recurring FFO calculations include earnings allocated to LIH and the respective weighted average share totals include the LIH shares outstanding as their inclusion is dilutive.
(2)	Represents an adjustment to compensate for the rounding of the individual calculations and to compensate for earnings allocated to unvested shares and shares issuable to LIH.
(3)	Weighted average diluted shares used to calculate FFO per share and Recurring FFO per share for all the periods presented are higher than the GAAP diluted weighted average shares as a result of the dilutive impact of the 11.4 million joint venture units held by LIH which are convertible into the company’s common stock, and also as a result of employee stock options. These convertible units are not included in the diluted weighted average share count for GAAP purposes because their inclusion is anti-dilutive.

EQUITY ONE, INC. AND SUBSIDIARIES

Reconciliation of Same-Property NOI to Income from Continuing Operations Before Tax and Discontinued Operations

The following table reflects the reconciliation of same-property NOI to income from continuing operations before tax and discontinued operations, the most directly comparable GAAP measure, for the periods presented.

	Three Months Ended
	March 31,
	2014	2013
Same-property net operating income	$48,638	$47,509
Adjustments (1)	1,330	(430)

Same-property net operating income before adjustments	49,968	47,079

Non same-property net operating income	8,911	5,976

Net operating income	58,879	53,055

Add:
Straight line rent adjustment	786	511
Accretion of below market lease intangibles, net	7,981	3,200
Management and leasing services	629	414
Elimination of intersegment expenses	2,760	2,593
Investment income	171	2,202
Equity in income of unconsolidated joint ventures	8,261	435
Other income	2,841	2
Gain on extinguishment of debt	1,074	—
Less:
Depreciation and amortization	26,267	21,733
General and administrative	10,914	8,894
Interest expense	16,900	17,236
Amortization of deferred financing fees	599	606

Income from continuing operations before tax and discontinued operations	$28,702	$13,943

(1)	Includes adjustments for items that affect the comparability of the same-property results. Such adjustments include: common area maintenance costs related to a prior period, revenue and expenses associated with outparcels sold, settlement of tenant disputes, lease termination costs, or other similar matters that affect comparability.

Same-property NOI is a non-GAAP financial measure. The company believes that same-property NOI, is a widely used and appropriate supplemental measure of operating performance for REITs, and that it provides a relevant basis for comparison among REITs. See “Accounting and Other Disclosures” above.